Exhibit 77a(1)


                       Terms of New or Amended Securities

At the January 11, 2007 Board Meeting, the Board of Trustees approved the establishment of ING SPorts Core Fixed Income Fund and ING SPorts Plus Fixed Income Fund (the "Funds"), and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to ING Separate Portfolio Trust's registration statements registering shares of the Funds. At the May 10, 2007 Board Meeting, the Board of Trustees approved the standard agreements, plans and procedures relevant to the establishment of the Funds.